Exhibit 99.1

Phoenix New Media Announces Yidian’s Financing Update

BEIJING, April 3, 2018 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced certain financing update of Particle Inc. (“Particle”). Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and life-style information application in China, which allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns approximately 41.82% of the total outstanding shares of Particle on an as-if converted basis.

The Company previously announced an agreement (the “Previous Agreement”) among the Company, Particle and Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. (“Long De”) pursuant to which the Company was expected to assign to Long De or its affiliates the Company’s rights under a loan to Particle with a principal amount of US$14.8 million granted in August 2016 (the “August 2016 Loan”), and Long De or its affiliates were expected to subscribe for Series E preferred shares and warrants of Particle. Long De subsequently informed the Company and Particle that it has not obtained necessary government approval for remitting funds offshore to make payments to the Company or Particle, and therefore, neither the assignment of the August 2016 Loan to Long De nor the proposed subscription for Series E preferred shares and warrants of Particle by Long De or its affiliate has been completed.

Given the delay in completion of the transactions contemplated by the Previous Agreement, the Company and other parties to the Previous Agreement agreed to terminate the agreement and replace it with a loan assignment agreement, pursuant to which the Company will assign the August 2016 Loan to Long De or its affiliates with an assignment price of approximately US$17.0  million, and warrants issued by Particle to Long De and its affiliates which allow them to subscribe for Series E preferred shares of Particle that are expected to represent 7.69% of the total shares outstanding of Particle on an as-if converted basis for an aggregate price of approximately US$73.5 million.  Both the loan assignment and warrants exercise are expected to be completed only after Long De and its affiliates have obtained necessary funds offshore to make payments to the Company and Particle, as applicable. Concurrent with issuance of the warrants, Long De and its affiliates agreed to provide interest-free, Renminbi-denominated loans to consolidated affiliated entities of Particle in China in amounts substantially the same as their expected payment obligations for the warrants exercise. Such loans are expected to be repaid when Long De and its affiliates inform Particle that they are ready to start the process for remitting funds offshore in order to complete the warrants exercise. It is, however, uncertain when Long De and its affiliates can obtain necessary funds offshore to make payments to the Company and Particle and there is uncertainty as to whether and when the loan assignment and warrant exercises can be completed.

The purpose of the above mentioned transactions is to enable Particle to receive the gross proceeds as soon as possible.  After such transactions have been completed as described above, Particle will receive gross proceeds of approximately RMB464.5 million (equivalent of US$73.5 million) from Long De and its affiliates as a result of their exercise of the warrants and expects to close its E round of financing then.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com